Execution Version
Exhibit 4.4.7
SECOND AMENDMENT TO NINTH SUPPLEMENTAL INDENTURE
SECOND AMENDMENT TO NINTH SUPPLEMENTAL INDENTURE (this “Second Amendment”), dated as of February 22, 2024, by and among TELLURIAN INC., a Delaware corporation (the “Company”), WILMINGTON TRUST, NATIONAL ASSOCIATION, as trustee (the “Trustee”) and HB FUND LLC, as collateral agent (the “Collateral Agent”).
W I T N E S S E T H
WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture, dated as of June 3, 2022 (the “Base Indenture”), as amended and supplemented by the ninth supplemental indenture, dated as of August 15, 2023, as amended by the first amendment to ninth supplemental indenture, dated as of January 2, 2024, each between the Issuer, the Trustee and the Collateral Agent (as amended, the “Ninth Supplemental Indenture” and the Base Indenture, as amended and supplemented by the Ninth Supplemental Indenture, the “Indenture”), providing for the issuance of $83,334,000 aggregate principal amount of the Company’s 6.00% Senior Secured Convertible Notes due 2025 (the “Notes”);
WHEREAS, Section 9.02(a) of the Ninth Supplemental Indenture provides that the Company, the Trustee and the Collateral Agent, as applicable, may, with the consent of 100% of the Holders (the “Required Holders”), amend or supplement the Indenture, the Notes or the Collateral Documents; and
WHEREAS, the Company desires, pursuant to Section 9.02(a) of the Ninth Supplemental Indenture, to amend the Indenture with the consent of the Required Holders.
NOW THEREFORE, for and in consideration of the provisions set forth herein, it is mutually agreed, for the equal and proportional benefit of the Holders, from time to time, as follows:
1.Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.
2.Amendments to the Indenture.
a.The following definitions shall be added to Section 1.01 of the Ninth Supplemental Indenture and shall read as follows:
““Account Security Agreement” means that certain Account Security Agreement, dated as of February 22, 2024, by and between Tellurian Investments LLC, ProductionCo, Tellurian Operating LLC and the Collateral Trustee.
“Amortization Date” means, (A) the first day of each month beginning on January 1, 2025; and (B) if not otherwise included in clause (A), the Maturity Date.
“Amortization Payment” means, with respect to any Amortization Date, an amount equal to ten percent (10%) of the outstanding principal amount as of April 1, 2024, which such amount shall include, for the avoidance of doubt, any increase in principal pursuant to Section 2.05(A), Section 3.01(F) and the February Letter Agreement, on each such Amortization Date, payable to the Holder surrendering such Note on the later of one business day after (A) each such Amortization Date or (B) the date on which the Holder delivers the Note pursuant to Section 2.05(A)(ii).

    1

“Blocked DACA” means a “fully blocked”/“access restricted” or similar Deposit Account Control Agreement(s) that does not allow the Company or its Subsidiaries access to the accounts nor permit the Company or its Subsidiaries to access the amounts and assets on deposit or credited to such deposit accounts without the consent of the Collateral Trustee.
“Driftwood Pledge Agreement” means that certain Pledge Agreement, dated as of February 22, 2024, by and between Tellurian Investments LLC and HB Fund LLC.
“E&P Assets” means the upstream oil and gas assets of ProductionCo, the Company and any of its Subsidiaries, solely to the extent of their direct ownership or control therein, including without limitation all of the following assets, each as related to the natural gas operations of ProductionCo and any of its Subsidiaries: (a) Hydrocarbon Interests; (b) the Properties now or hereafter pooled or unitized with Hydrocarbon Interests; (c) all presently existing or future unitization agreements, communitization agreements, pooling agreements and declarations of pooled units and the units created thereby (including without limitation all units created under orders, regulations and rules of any governmental authority) which may affect all or any portion of the Hydrocarbon Interests; (d) all material operating agreements, permits, contracts and other agreements, including production sharing contracts and agreements, productions sales agreements, farmout agreements, farm in agreements, area of mutual interest dedications, equipment leases and other agreements, which relate to any of the Hydrocarbon Interests or to the production, sale, purchase, exchange, processing, handling, storage, transporting or marketing of any Hydrocarbons from or attributable to such Hydrocarbon Interests; (e) all Hydrocarbons in and under and which may be produced and saved or attributable to the Hydrocarbon Interests, and all rents, issues, profits, proceeds, products, revenues and other incomes directly attributable to the Hydrocarbon Interests; (f) all tenements, hereditaments, appurtenances and Properties in any manner appertaining, belonging, affixed or incidental to the Hydrocarbon Interests, including all compressor sites, settling ponds and equipment or pipe yards; and (g) all Properties, rights, titles, interests and estates described or referred to above, including any and all Property, real or personal, immovable or moveable, now owned or hereinafter acquired and situated upon, used, held for use or useful in the ordinary course of business in connection with the operating, working or development of any of such Hydrocarbon Interests or Property (excluding drilling rigs, automotive equipment, rental equipment or other personal Property which may be on such premises for the purpose of drilling a well or for other similar temporary uses) and including any and all Midstream Assets, wellbores, oil wells, gas wells, injection wells, disposal wells or other wells, structures, fuel separators, Christmas trees, liquid extraction plants, plant compressors, pumps, pumping units, measuring or metering equipment, pipelines, gathering systems, field gathering systems, sales and flow lines, water disposal systems, tanks and tank batteries, fixtures, valves, fittings, machinery and parts, engines, boilers, steam generation facilities, meters, apparatus, equipment, appliances, tools, implements, cables, wires, towers, casing, tubing and rods, surface leases, rights-of-way, easements, servitudes, licenses and other surface and subsurface rights, together with all additions, substitutions, replacements, accessions and attachments to any and all of the foregoing and any tax losses, benefits, deductions or credits, intellectual property, permits, contract rights or similar Property in connection with any of the foregoing and copies of all lease files, land files, including unrecorded agreements related thereto, well files, gas and oil sales contract files, gas processing files, division order files, abstracts, title opinions, land surveys, non-confidential logs, maps, engineering data and reports, all seismic, geological, geophysical and engineering data in Grantors’ possession (including e-logs, cores and rights to access cores, DST data, drilling and workover reports, and third party reserve and waterflood studies and evaluations) (in each case, to the extent (i) assignable by the Company or its applicable Subsidiary without payment of any fee or consent of any third party and (ii) not constituting proprietary information of the Company or its applicable Subsidiary or a third party), and other books, records, data, files, and accounting records, in each case, to the extent related to the E&P Assets, or used or held for use in connection with the maintenance or operation thereof, but excluding any books, records, data, files, maps and accounting records to the extent disclosure or transfer is restricted or prohibited by third-party agreement or applicable law. The E&P Assets shall exclude any “Excluded Property”.
“Excluded Property” means:
(A)any property to the extent the grant or maintenance of a Lien on such property is prohibited by any applicable requirement of law or would require a consent not obtained of any governmental authority pursuant to applicable requirements of law (other than to the extent that such prohibition would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408, 9-409 or other applicable provisions of the UCC); provided that, immediately upon the ineffectiveness, lapse or termination of such prohibition or the granting of such consent, such property shall automatically constitute Collateral (but only to the extent such assets do not otherwise constitute Excluded Property hereunder);
(B)any contract, instrument, lease (other than Oil and Gas Leases as defined in the Mortgages), license, agreement or other document to the extent that the grant of a security interest therein would result in a violation, breach, termination (or a right of termination) or default under such contract, instrument, lease, license, agreement or other document (other than to the extent such violation or breach, termination (or right of termination) or default would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408, 9-409 or other applicable provisions of the UCC); provided that, immediately upon the condition causing such violation, breach, termination (or right of termination) or default ceasing to exist (whether by ineffectiveness, lapse, termination or consent), such assets shall automatically constitute Collateral (but only to the extent such assets do not otherwise constitute Excluded Property hereunder);
(C)motor vehicles, aircraft, vessels and other assets subject to certificates of title, except to the extent a Lien therein can be perfected by the filing of a UCC financing statement;
(D)all commercial leases in respect of office space;
(E)all office equipment and supplies, including leases of office;
(F)all corporate minute books and corporate financial records that relate to a Person’s business generally;
(G)all master services agreements or similar contracts;
(H)all proprietary computer software, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property;
(I)all documents, instruments, and other data or information that may be protected by an attorney-client privilege;

(J)all documents, instruments, and other data or information that cannot be disclosed to any Holder as a result of confidentiality arrangements under agreements with third parties; and
(K)all audit rights arising with respect to any of the other Excluded Property except for such audit rights to the extent related to the Secured Obligations.
“February Letter Agreement” means the letter agreement, dated February 22, 2024, between the Company and the Required Holders.
“Hydrocarbon Interests” means all rights, titles, and interests of Grantor and estates now or hereafter acquired in and to oil and gas leases, oil, gas and mineral leases, or other liquid or gaseous hydrocarbon leases, mineral fee interests, overriding royalty and royalty interests, net profit interests and production payment interests, including any reserved or residual interests of whatever nature in the formations and depths in which Grantor has interests.
“Hydrocarbons” means oil, gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and methane, ethane, propane, butane, natural gas liquids and condensates refined or separated therefrom.
“Midstream Assets” means Property owned or leased or operated by Grantor and directly used in connection with the following activities: ownership, operation, maintenance, expansion, construction, commissioning and decommissioning of, and acquisition of, natural gas, oil, condensate, and water conditioning, treating, processing, and, as applicable, compression facilities, gathering systems and pipelines that are integral to handling production from the encumbered Hydrocarbon Interests, buying and selling natural gas, oil, condensate, and water produced from the encumbered Hydrocarbon Interests in connection therewith, the provision of compression services in connection therewith, and all other acts or activities incidental or related to any of the foregoing, each to the extent of Grantor’s ownership interest therein.
“Property” means any interest in any kind of property or asset that is real, personal or mixed, or tangible or intangible, including, without limitation, cash, securities, accounts and contract rights.”
b.The definition of “Collateral” contained in Section 1.01 of the Ninth Supplemental Indenture shall be amended and restated in its entirety as follows:
““Collateral” means (a) the Mortgaged Property, (b) the Pledged Collateral and (c) all other property and interests in property, including Cash and Cash Equivalents, and proceeds thereof now owned and hereafter acquired by a Grantor upon which a Lien is granted under any Collateral Document.” The Collateral shall exclude any “Excluded Property”.
c.The definition of “Collateral Documents” contained in Section 1.01 of the Ninth Supplemental Indenture shall be amended and restated in its entirety as follows:
““Collateral Documents” means the Collateral Trust Agreement, the Pledge Agreement, the Driftwood Pledge Agreement, the Mortgages, the Deposit Account Control Agreement and the Account Security Agreement.”

d.The definition of “Conversion Rate” contained in Section 1.01 of the Ninth Supplemental Indenture shall be amended and restated in its entirety to read as follows:
““Conversion Rate” means 954.8910 shares of Common Stock per one thousand dollars ($1,000) principal amount of Notes; provided, however, that the Conversion Rate is subject to adjustment pursuant to Article 6; provided, further, that whenever the Indenture refers to the Conversion Rate as of a particular date without setting forth a particular time on such date, such reference will be deemed to be to the Conversion Rate immediately after the Close of Business on such date.”

e.The definition of “Grantors” contained in Section 1.01 of the Ninth Supplemental Indenture shall be amended and restated in its entirety to read as follows:
““Grantors” means (a) the Pledgor, (b) the Mortgagor, and (c) Company or any other Subsidiary of the Company, as applicable with respect to any Lien purported to be granted thereby pursuant to a Collateral Document.”
f.The definition of “Liquidity Threshold” contained in Section 1.01 of the Ninth Supplemental Indenture shall be deleted in its entirety.
g.The definition of “Mandatory Redemption” contained in Section 1.01 of the Ninth Supplemental Indenture shall be deleted in its entirety.
h.The definition of “Pledged Collateral” contained in Section 1.01 of the Ninth Supplemental Indenture shall be amended and restated in its entirety as follows:
““Pledged Collateral” has the meaning set forth in the applicable Collateral Documents.”
i.Section 1.02 of the Ninth Supplemental Indenture is amended and restated in its entirety to read as set forth on Exhibit A attached hereto.
j.Section 2.05(A) of the Ninth Supplemental Indenture is amended and restated in its entirety to read as follows:
““(A) Accrual of Interest and Amortization Payments.
(i)Each Note will accrue interest at a rate per annum equal to 6.00% (the “Stated Interest”), plus any Default Interest that may accrue pursuant to Section 2.05(B). Stated Interest on each Note will (i) accrue on the principal amount of each Note; (ii) accrue from, and including, the most recent date to which Stated Interest has been paid or duly provided for (or, if no Stated Interest has theretofore been paid or duly provided for, the Issue Date) to, but excluding, the date of payment of such Stated Interest; (iii) be paid to Holder in cash, other than with respect to the Interest Payment Date falling on April 1, 2024, in which case the outstanding principal amount of Notes shall increase in an amount equal to the Stated Interest to be paid to Holder on such Interest Payment Date (and a new Note shall be issued by the Company (the “PIK Note”) reflecting the increase in outstanding principal amount of Notes required by this Section 2.05(A) and Section 3.01(F) hereof and, upon receipt of such executed PIK Note from the Company accompanied by a Company Order, the Trustee shall authenticate such PIK Note and deliver the same to the Holders, pursuant to the Company Order, and each

Holder shall surrender its existing note to the Trustee in exchange for the PIK Note), subject to Sections 5.02(D), 5.03(E) and 6.04 (but without duplication of any payment of interest), quarterly in arrears on each Interest Payment Date, beginning on the first Interest Payment Date set forth in the certificate representing such Note, to the Holder of such Note as of the Close of Business on the immediately preceding Regular Record Date; (iv) with respect to the amount of interest then accrued on the portion of the principal amount due on an Amortization Date, be paid to the Holder in arrears as of each such date in accordance with this Section 2.01, as applicable; and (v) be computed on the basis of a 360-day year comprised of twelve 30-day months. Notwithstanding the foregoing, no amount of Stated Interest in excess of the maximum amount permitted by applicable law shall be due and payable under this Indenture or the Notes.
(ii)Amortization Payments. The Company shall make an amortization payment in cash by wire transfer of immediately available funds, against surrender to the Trustee of the Notes, equal to the applicable Amortization Payment together with the payment of any accrued and unpaid Stated Interest on such portion of the outstanding principal amount being repaid and any additional Stated Interest due on each Amortization Date. In connection with each Amortization Payment made pursuant to this Section 2.05, (a) each Holder shall surrender its Note to the Trustee for payment of the Amortization Payment; and (b) the Company shall deliver to the Trustee a new Note, substantially in the form attached hereto as Exhibit B, and a Company Order directing the Trustee to cancel the Holder’s existing Note and to authenticate and deliver to each Holder such new Note reflecting the reduced balance thereof.”
k.Section 2.05(D) of the Ninth Supplemental Indenture is amended and restated in its entirety to read as follows:
“(D) Classification of Interest Payments. Unless the context otherwise requires, all references herein to interest, whether accrued or paid, shall refer to cash interest in respect of the Notes, other than with respect to the Interest Payment Date falling on April 1, 2024, in which case the outstanding principal amount of Notes shall increase in an amount equal to the interest to be paid to Holder on such Interest Payment Date, it being understood that Common Stock issued to the Holders pursuant to Section 3.01 shall be classified as interest payments for tax purposes.”

l.Sections 3.01(A) and 3.01(B) of the Ninth Supplemental Indenture are amended and restated in their entirety to read as follows:
“(A) Issuance of Common Stock. On each issuance date on Exhibit G attached hereto (each such issuance date, a “Share Issuance Date” and together, the “Share Issuance Dates”) and in the amount detailed on Exhibit G, without any action on the part of the Holder or the Trustee, the Company shall issue to the Holder the number of full shares of Common Stock to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it and issue to the Holder a certificate or book-entry position for such shares; provided, however, that notwithstanding the foregoing, on February 22, 2024 the Company shall, in satisfaction of its obligation to issue shares of Common Stock to the Holder on the April 1, 2024 Share Issuance Date and all subsequent Share Issuance Dates, instead issue to the Holder twelve million nine hundred sixty three thousand sixty nine (12,963,069) shares of Common Stock. No additional consideration shall be paid by the Holder in order to receive his, her or its Common Stock on each Share Issuance Date. If there is more than one Holder on the Share Issuance Date, the amount detailed on Exhibit G will be issued to the Holders of the Notes in a pro rata manner among all such Holders based on the percentage of then outstanding principal amount of the Notes held by each such Holder. Notwithstanding the foregoing, if the shares of Common Stock required to be issued pursuant to this Section 3.01(A) would result in Holder, together with the other Attribution Parties collectively, beneficially owning in excess of the Maximum Percentage of the shares of Common Stock outstanding, then Holder shall notify the Company of a number of shares otherwise issuable pursuant hereto on the date hereof (the “Excess Shares”) that shall instead be held in abeyance for the benefit of Holder. The Company shall issue such Excess Shares, or such portion thereof requested by Holder, upon the written request of Holder, provided that no Excess Shares shall be issued hereunder to the extent such issuance would result in Holder and the other Attribution Parties exceeding the Maximum Percentage. Subject to the limitations set forth in this Section 3.01(A), the Company shall deliver any Excess Shares requested in writing by Holder to Holder (or its designee) no later than the second (2nd) Trading Day (or, if less, the standard settlement period, expressed in a number of Trading Days, for the Company’s Principal Market) after the delivery of such written request by Holder.

(B)  Date of Issuance. Each person in whose name any such certificate or book-entry position for shares of Common Stock is issued shall, for all purposes, be deemed to have become the holder of record of such shares of Common Stock on each Share Issuance Date (or on February 22, 2024 with respect to all shares of Common Stock set forth on Exhibit G for the April 1, 2024 Share Issuance Date and all subsequent Share Issuance Dates), irrespective of the date of delivery of such certificate or entry of such book-entry position.”
m.Section 3.01(F) of the Ninth Supplemental Indenture is amended and restated in its entirety to read as follows:
“(F) Stock Shortfall. On each Share Issuance Date detailed on Exhibit G attached hereto (each such Share Issuance Date, a “Stock Shortfall Payment Date”), in addition to the obligations contained herein, the Company shall pay in cash to the Holder an amount equal to (i) (x) one dollar and thirty five cents ($1.35) minus (y) the average of the Daily VWAPs during the period commencing on the day of and inclusive of the immediately preceding Stock Shortfall Payment Date (or, if none, the Issue Date) and ending on and inclusive of the day before such Stock Shortfall Payment date (each such period, a “Stock Shortfall Period”) multiplied by (ii) the number of shares of Common Stock set forth on Exhibit G with respect to such Stock Shortfall Payment Date (without regard to any limitations on such issuance under this Indenture or the Notes or whether any shares are actually issued on such date); provided, that, instead of making a payment in cash of the amount payable on the Stock Shortfall Payment Date occurring on April 1, 2024 based upon the number of shares of Common Stock set forth on Exhibit G with respect to such Stock Shortfall Payment Date, the outstanding principal amount of Notes shall be increased by issuance of the PIK Note, as detailed in Section 2.05(A) on April 1, 2024 in an amount equal to such amount payable on the Stock Shortfall Payment Date occurring on April 1, 2024; provided, further, that if the resulting amount shall be negative, no payment pursuant to this Section 3.01(F) shall be made on such Stock Shortfall Payment Date for such Stock Shortfall Period; provided, further, that at such time that the Common Stock ceases to be listed on any U.S. national securities exchange, clause (y) above shall be deemed to be equal to zero (0) and all payments to be made pursuant to this Section 3.01(F) across all remaining Stock Shortfall Payment Dates, including all accrued and unpaid interest (pursuant to the following sentence), shall immediately become due and payable without any further action or notice by any Person (such date, the “Accelerated Stock Shortfall Payment Date”). Notwithstanding the foregoing, during such time that the Common Stock continues to be listed on any U.S. national securities exchange, if a Market Disruption Event that is not waived by the Holder occurs on each Trading Day in a Stock Shortfall Period, clause (y) of the foregoing sentence shall be deemed to be equal to zero (0) for such Stock Shortfall Period. In addition to the foregoing, if the Company fails for any reason or for no reason to make a payment pursuant to this Section 3.01(F) by the applicable Stock Shortfall Payment Date or Accelerated Stock Shortfall Payment Date, as the case may be, (such amount, the “Undelivered Stock Shortfall Payment”), the Company shall pay the Holder, in cash, as interest and not as a penalty, for each $1,000 of Undelivered Stock Shortfall Payment, $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such interest begins to accrue) for each Trading Day after the applicable Stock Shortfall Payment Date or Accelerated Stock Shortfall Payment Date, as the case may be, until such Undelivered Stock Shortfall Payment is paid. For the avoidance of doubt, the Trustee shall have no obligation to determine or verify any determination of amounts owed pursuant to this Section.”
n.Section 3.01(G) of the Ninth Supplemental Indenture is amended and restated in its entirety to read as follows:
“(G)  Make-Whole. Notwithstanding anything to the contrary in the Indenture or the Notes, upon any redemption, repurchase, retirement or conversion of the Notes in connection with a Fundamental Change, Event of Default, Forced Conversion, conversion of the Notes at the Holder’s option into Conversion Consideration or similar event, the Company shall, on a contemporaneous basis, make all payments that would have otherwise been required to be made pursuant to Section 3.01(F) relating to the sum of all shares set forth on Exhibit G for which the relevant Share Issuance Dates have yet to occur as if the date of such redemption, repurchase, retirement or conversion, were a Stock Shortfall Payment Date and the period commencing on the day of and inclusive of the immediately preceding Stock Shortfall Payment Date (or, if none, the Issue Date) and ending on and inclusive of such date were the relevant Stock Shortfall Period (the “Make-Whole Payment”); provided, that, in the event such redemption, repurchase, retirement or conversion or similar event involves fewer than all of the then-outstanding Notes, such payment will be made on a pro rata basis with the corresponding amount of Notes that are redeemed, repurchased, retired or converted.”
o.Section 4.11 of the Ninth Supplemental Indenture is amended and restated in its entirety to read as follows:
“4.11 Further Assurances.
(A)Each Grantor at its sole expense will, and will cause each Subsidiary to, promptly execute and deliver to the Collateral Trustee all such other documents, agreements and instruments reasonably requested by the Collateral Agent or the Collateral Trustee to comply with, cure any defects or accomplish the conditions precedent, covenants and agreements of the Grantors or any Subsidiary, as the case may be, in the Transaction Documents, including the Notes, or to further evidence and more fully describe the Collateral intended as security for the Secured Obligations, or to correct any omissions in the Transaction Documents, or to state more fully the obligations secured therein, or to perfect, protect or preserve any Liens created pursuant to the Transaction Documents or the priority thereof, or to make any recordings, file any notices or obtain any consents, all as may be reasonably necessary or appropriate, in connection therewith.
(B)Each Grantor hereby authorizes the Collateral Agent and Collateral Trustee, after consultation with the Company, to file one or more financing or continuation statements, and amendments thereto, relative to all or any part of the Mortgaged Property or any other Collateral without the signature of any Grantor where permitted by law. A carbon, photographic or other reproduction of the Collateral Documents or any financing statement covering the Mortgaged Property or any part thereof or any other Collateral shall be sufficient as a financing statement where permitted by law. The Holder acknowledges and agrees that any such financing statement may describe the collateral as “all assets” of the applicable Grantor or words of similar effect as may be required by the Collateral Agent or Collateral Trustee.”
p.Section 4.12 of the Ninth Supplemental Indenture is amended and restated in its entirety to read as follows:
“4.12 No Driftwood Companies Debt.
Notwithstanding anything to the contrary in the Indenture or the Notes, other than (i) such Indebtedness existing as of February 22, 2024 as set forth in Exhibit H and (ii) such additional Indebtedness as may be permitted or contemplated pursuant to that certain Intercompany Loan Agreement, effective as of March 1, 2023, by and among Tellurian Investments LLC, a Delaware limited liability company, as lender, Driftwood Holdco LLC, a Delaware limited liability company, as borrower, and Driftwood LNG LLC, a Delaware limited liability company, as guarantor, as in effect as of February 22, 2024, neither the Company nor any of its Subsidiaries shall make or increase the principal amount of any loan to any Driftwood Company nor shall the Company permit any Driftwood Company to make or increase the principal amount of any loan to the Company or any of its Subsidiaries.”
q.Section 4.14 of the Ninth Supplemental Indenture is amended and restated in its entirety to read as follows:
““4.14 Minimum Cash Balance.
(A) Prior to the earliest to occur of (i) the E&P Sale (as defined in the Secured Notes Indenture), (ii) the repayment in full of all obligations under the Secured Notes, and (iii) October 1, 2024 (such earliest date, the “Liquidity Trigger”), the Company shall have at all times liquidity calculated as unrestricted, unencumbered Cash or Cash Equivalents of the Company and its Subsidiaries (including, notwithstanding anything herein to the contrary, Cash or Cash Equivalents in any Blocked DACA), excluding the Driftwood Companies, as taken as a whole, in one or more deposit, securities or money market or similar accounts located in the United States (“Liquidity”) in an aggregate minimum amount equal to (i) forty million dollars ($40,000,000) for the period commencing on January 2, 2024 through and including February 22, 2024, (ii) twenty-five million dollars ($25,000,000) for the period commencing on February 22, 2024 through and including April 30, 2024, (iii) thirty million dollars ($30,000,000) for the period commencing on May 1, 2024 through and including May 31, 2024, (iv) thirty five million dollars ($35,000,000) for the period commencing on June 1, 2024 through and including June 30, 2024, and (v) forty million dollars ($40,000,000) for the period commencing July 1, 2024 and thereafter.

(B) Immediately upon the occurrence of a Liquidity Trigger and at all times thereafter, the Company shall have Liquidity in an aggregate minimum amount equal to thirty-five million dollars ($35,000,000), which such amount shall be deposited in a Blocked DACA at least one (1) Business Day prior to a Liquidity Trigger; provided, however, that such amount shall be reduced to twenty-five million dollars ($25,000,000) at such time that the outstanding principal amount of the Notes is less than $50,000,000.”

r.Section 4.20 of the Ninth Supplemental Indenture shall be amended and restated in its entirety to read as follows:
“Section 4.20. E&P Asset Disposition.
Notwithstanding anything to the contrary herein or in any other Transaction Document, the E&P Sale, as described in the Secured Notes Indenture is permitted, so long as the net cash proceeds thereof are applied in accordance with Section 5.03(B)(i) thereof.”
s.A new Section 6.09(D) shall be added to the Ninth Supplemental Indenture in its entirety to read as follows:
“(D)    Conversion Limitations. Notwithstanding anything to the contrary in the Indenture or the Notes, in no event (i) will the number of shares of Common Stock issuable upon conversion, exchange or otherwise pursuant to this Indenture and the Notes or the Secured Notes Indenture and the Secured Notes exceed 116,279,588 shares in the aggregate or (ii) will the number of shares of Common Stock issuable upon conversion pursuant to this Indenture and the Notes exceed 42,735,385 shares in the aggregate (in each case adjusted, as appropriate, for any stock split, reverse stock split or similar event after the date hereof). For the avoidance of doubt, as of February 22, 2024, an aggregate of 49,578,140 shares of Common Stock have been issued upon exchange or otherwise pursuant to the Secured Notes Indenture and the Secured Note and an aggregate of 4,404,326 shares of Common Stock have been issued upon conversion or otherwise pursuant to this Indenture and the Notes. Upon the conversion of the maximum number of shares of Common Stock permitted pursuant to this section, the remaining outstanding principal amount of the Notes will remain outstanding and be treated solely as non-convertible notes.”
t.Sections 5.03(B)(i), 5.03(D), 5.03(E) and 5.03(F)(i) of the Ninth Supplemental Indenture are amended and restated in their entirety to read as follows:
“[reserved]”
u.Section 8.01(A)(i) of the Ninth Supplemental Indenture is amended and restated in its entirety to read as follows:
“a default in the payment when due (whether at maturity, upon Redemption or Repurchase Upon Fundamental Change or otherwise) of the principal of, the Fundamental Change Repurchase Price for, or any Amortization Payment on, any Note;”

v.Section 8.01(A)(vii) of the Ninth Supplemental Indenture is amended and restated in its entirety to read as follows:

“ a default in any of the Company’s obligations or agreements under the Indenture, the Notes or the other Transaction Documents (other than a default set forth in clause (i) through (vi) or (viii) through (xviii) of this Section 8.01(A)), or a breach of any representation, warranty or covenant in any material respect (other than representations or warranties subject to material adverse effect or materiality qualifications, which may not be breached in any respect) of any Transaction Document; provided, however, that if such default can be cured, then such default shall not be an Event of Default unless the Company has failed to cure such default within the following number of applicable days after the Company becomes aware of, or by exercise of reasonable prudence would have become aware of, its occurrence (the “Cure Period”): (A) with respect to a default in respect of the covenants set forth in Section 4.09, Section 4.12, Section 4.15, Section 4.18, Section 4.19 or Section 4.24 herein, five (5) days, (B) with respect to a default of the covenant set forth in Section 4.14 herein, a maximum of ten (10) days, whether consecutive or not, while the Notes are outstanding; provided, that prior to a Liquidity Trigger, if the Liquidity is more than two million five hundred thousand dollars ($2,500,000) below the required amount such default shall constitute an immediate Event of Default; provided, further that following a Liquidity Trigger, any amount less than the required amount shall constitute an immediate Event of Default, or (C) otherwise, thirty (30) days; provided, further, that a default in respect of the covenants set forth in Section 4.20 of the Secured Notes Indenture cannot be cured and any default in respect of the covenants set forth in Section 4.20 of the Secured Notes Indenture shall constitute an immediate Event of Default pursuant to this Indenture;”

w.Section 8.01(A)(xiii) of the Ninth Supplemental Indenture is amended and restated in its entirety to read as follows:
“(xiii) a default by the Company of its obligations under the first paragraph of Section 8 of the February Letter Agreement;”
x.Section 12.01 of the Ninth Supplemental Indenture is amended and restated in its entirety to read as follows:
“Section 12.01. General. The Notes shall be secured on a first-priority basis (subject to Permitted Liens (as defined in the Secured Indenture)) with Liens on the Collateral. On and following the date that the Secured Notes are no longer outstanding and all obligations thereunder have been paid in full, all Collateral will be automatically released from the Liens created by the Collateral Documents (other than Liens securing any accounts with a Blocked DACA in effect) provided that the amounts required by Section 4.14 are deposited in a Blocked DACA. Upon a transfer by the Holder of its rights, title and interests in the Notes pursuant to Section 2.10, other than a transfer by the Holder to any Affiliate of the Holder, the Collateral pledged under the Driftwood Pledge Agreement will be automatically released from the Liens created by the Driftwood Pledge Agreement and the Secured Parties will cease to benefit from any of the provisions in Article 12 or the Collateral Documents. For the avoidance of doubt, other than as expressly provided in the Transaction Documents, no Collateral may be released from the Liens created by the Collateral Documents before such time that all obligations under the Secured Notes have been repaid in full and the amounts required by Section 4.14 are deposited in a Blocked DACA.”
y.A new Exhibit H shall be added to the Ninth Supplemental Indenture in its entirety to read as set forth on Exhibit C attached hereto.

3.Amendment of Note. Upon the execution of this Second Amendment, Certificate No. 1, dated as of August 15, 2023 and being in the aggregate principal amount of $83,334,000 of the Notes shall be deemed to be amended substantially in the form attached hereto as Exhibit B.
4.Release. In consideration of the benefits received by the Company pursuant to this amendment, and for other good and valuable consideration (the receipt, adequacy and sufficiency of which are hereby acknowledged), effective on the date of this amendment, the Company, on behalf of itself and its agents, representatives, officers, directors, advisors, employees, Subsidiaries, affiliates, successors and assigns (collectively, “Releasors”), hereby forever waives, releases and discharges each the Trustee, the Collateral Agent, the Holder, and each of their respective officers, directors, partners, general partners, limited partners, managing directors, members, stockholders, trustees, shareholders, representatives, employees, principals, agents, parents, subsidiaries, predecessors, successors, assigns, beneficiaries, heirs, executors, personal or legal representatives and attorneys of any of them, each in their capacities as such, (collectively, the “Releasees”), of and from any and all claims, causes of action, suits, obligations, demands, debts, agreements, promises, liabilities, controversies, costs, damages, expenses and fees whatsoever, whether arising from any act, failure to act, omission, misrepresentation, fact, event, transaction or other cause, and whether based on any federal, state, local or foreign law or right of action, at law or in equity or otherwise, foreseen or unforeseen, matured or unmatured, known or unknown, accrued or not accrued, which any Releasor now has, has ever had or may hereafter have against any Releasee arising contemporaneously with or prior to the date of this amendment or on account of or arising out of any matter, cause, circumstance or event occurring contemporaneously with or prior to the date of this amendment that relate to, arise out of, or otherwise are in connection with any or all of the Transaction Documents or transactions contemplated thereby (collectively, the “Released Claims”).
5.Governing Law. This Second Amendment shall be governed by and construed in accordance with the laws of the State of New York.
6.Counterparts. This Second Amendment may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Any signature to this Second Amendment may be delivered by facsimile, electronic mail (including pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or the New York Electronic Signature and Records Act or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable law. Each party hereto accepts the foregoing and any document received in accordance with this Section 4 shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable law.
7.Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.
8.The Trustee. The Trustee makes no representation or warranty as to the validity or sufficiency of this Second Amendment or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.
9.Ratification of Indenture; Second Amendment part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed, and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Second

Amendment shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties to this Second Amendment have caused this Second Amendment to be duly executed as of the date first written above.
Tellurian Inc.

By:    /s/ Simon G. Oxley
Name:    Simon G. Oxley
Title:    Chief Financial Officer

WILMINGTON TRUST, NATIONAL ASSOCIATION, AS TRUSTEE

By:    /s/ Karen Ferry
Name:    Karen Ferry
Title:    Vice President

HB FUND LLC, AS THE COLLATERAL AGENT
BY: HUDSON BAY CAPITAL MANAGEMENT LP
NOT INDIVIDUALLY, BUT SOLEY AS INVESTMENT ADVISOR TO HB Fund LLC

By:    /s/ George Antonopoulos
Name:    George Antonopoulos
Title:    Authorized Signatory

[Signature Page to Second Amendment to Ninth Supplemental Indenture]

In connection with the execution of this Second Amendment to Ninth Supplemental Indenture, dated as of February 22, 2024, by and among the Company, the Trustee and the Collateral Agent, the undersigned holders of the Notes, representing 100% of the aggregate principal amount of the outstanding Notes immediately prior to execution of this Second Amendment to Ninth Supplemental Indenture, hereby (i) consent to the amendments to the Ninth Supplemental Indenture set forth in Section 2 of this Second Amendment to Ninth Supplemental Indenture; (ii) direct the Trustee to execute this Second Amendment to Ninth Supplemental Indenture; (iii) represent and warrant that they are the Holders of the aggregate principal amount of the outstanding Notes set forth under their signature line on the date hereof and have not transferred its position in such Notes; (iv) certify that it has the full power and authority to deliver this consent and that such power has not been granted or assigned to any other person:

HOLDER: HB FUND LLC

By:	/s/ George Antonopoulos
	Name:	George Antonopoulos
	Title:	Authorized Signatory*

Aggregate Principal Amount of Notes Held: $83,334,000

* Authorized Signatory
Hudson Bay Capital Management LP
Not individually, but solely as investment adviser to HB Fund LLC
[Signature Page to Second Amendment to Ninth Supplemental Indenture]

Exhibit A

Section 1.02.      Other Definitions.

Term	Defined in Section
“Accelerated Stock Shortfall Payment Date”	3.01(G)
“Blocked DACA”	Definitions
“Business Combination Event”	6.01(A)
“Buy-In”	3.01(E)
“Certain Company Events”	3.01(D)
“Common Stock Change Event”	3.01(D)
“Company Conversion Notice”	6.01(A)
“Conversion Agent”	2.06(A)
“Conversion Consideration”	6.04(A)
“Conversion Settlement Date”	6.04(C)
“Covering Price”	6.04(D)(i)
“Cure Period”	6.04(D)(i)
“Default Interest”	2.05(B)
“Defaulted Shares”	6.04(A)
“Event of Default”	7.01(A)
“Excess Shares”	5.01(A)
“Expiration Date”	6.06(A)(v)
“Expiration Time”	6.06(A)(v)
“Forced Conversion”	6.01(A)
“Forced Conversion Date”	6.01(B)
“Fundamental Change Notice”	4.02(E)
“Fundamental Change Repurchase Right”	4.02(A)
“Holder Conversion Notice”	6.02(A)
“HSR Act”	5.01(C)
“Initial Notes”	2.03
“Liquidity”	4.14(A)
“Liquidity Trigger”	4.14(A)
“Make-Whole Payment”	3.01(H)
“Maximum Percentage”	5.01(A)
“Maximum Percentage Notice”	6.09(A)
“Optional Acceleration Notice”	7.02(B)
“Paying Agent”	2.06(A)
“Redemption Notice”	5.03(F)(i)
“Reference Property”	6.08(A)
“Reference Property Unit”	6.08(A)
“Register”	2.06(B)
“Registrar”	2.06(A)
“Reported Outstanding Share Number”	6.01(A)
“Required Reserve Amount”	3.01(F)
“Secured Notes Indenture”	Definitions
“Share Issuance Date”	3.01(A)

“Specified Courts”	13.07
“Spin-Off”	6.06(A)(iii)(2)
“Spin-Off Valuation Period”	6.06(A)(iii)(2)
“Stated Interest”	2.05(A)
“Stock Shortfall”	3.01(G)
“Stock Shortfall Period”	3.01(G)
“Successor Entity”	6.01(A)(i)
“Undelivered Shares”	3.01(E)
“Successor Person”	6.08(A)
“Tender/Exchange Offer Valuation Period”	6.06(A)

Exhibit B

FORM OF NOTE

TELLURIAN INC.

6.00% Senior Secured Convertible Note due 2025

CUSIP No.:	[___]	Certificate No. [___]
ISIN No.:	[___]

    Tellurian Inc., a Delaware corporation, for value received, promises to pay to [___], or its registered assigns, the principal sum of [___] ($[___]) on October 1, 2025 and to pay interest thereon, as provided in the Indenture referred to below, until the principal and all accrued and unpaid interest are paid or duly provided for.

Interest Payment Dates:    January 1, April 1, July 1 and October 1 of each year, commencing on [___].

Regular Record Dates:    December 15, March 15, June 15 and September 15.

    Additional provisions of this Note are set forth on the other side of this Note.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

    IN WITNESS WHEREOF, Tellurian Inc. has caused this instrument to be duly executed as of the date set forth below.

Tellurian Inc.

Date:	By:
	Name:	Simon G. Oxley
	Title:	Chief Financial Officer

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

Wilmington Trust, National Association, as Trustee, certifies that this is one of the Notes referred to in the within-mentioned Indenture.

Date:	By:
Authorized Signatory

TELLURIAN INC.

6.00% Senior Secured Convertible Note due 2025

    This Note is one of a duly authorized issue of notes of Tellurian Inc., a Delaware corporation (the “Company”), designated as its 6.00% Senior Secured Convertible Notes due 2025 (the “Notes”), all issued or to be issued pursuant to an indenture (the “Base Indenture”), dated as of June 3, 2022, between the Company and Wilmington Trust, National Association, as trustee, and a Ninth Supplemental Indenture, among the Company, Wilmington Trust, National Association, as trustee, and HB Fund LLC, as collateral agent (as amended by that certain First Amendment to Ninth Supplemental Indenture, dated as of January 2, 2024, and that certain Second Amendment to Ninth Supplemental Indenture, dated as of February 22, 2024, each by and among the Company, Wilmington Trust, National Association, as trustee, and HB Fund LLC, as collateral agent, and as may be further amended from time to time, the “Supplemental Indenture,” and the Base Indenture, as amended by the Supplemental Indenture, and as the same may be further amended or supplemented from time to time with respect to the Notes, the “Indenture”), dated as of August 15, 2023. Capitalized terms used in this Note without definition have the respective meanings ascribed to them in the Indenture.

    The Indenture sets forth the rights and obligations of the Company, the Trustee, the Collateral Agent and the Holders and the terms of the Notes. Notwithstanding anything to the contrary in this Note, to the extent that any provision of this Note conflicts with the provisions of the Indenture, the provisions of the Indenture will control.

1.Interest. This Note will accrue interest at a rate and in the manner set forth in Section 2.05 of the Supplemental Indenture. Stated Interest on this Note will begin to accrue from, and including, [January 1, 2024.]

2.Amortization. This Note will be amortized at a rate and in the manner set forth in Section 2.05 of the Supplemental Indenture.

3.Maturity. This Note will mature on October 1, 2025, unless earlier repurchased, redeemed or converted.

4.Method of Payment. Cash amounts and shares of Common Stock due on this Note will be paid in the manner set forth in Sections 2.04 and 3.01 of the Supplemental Indenture.

5.Persons Deemed Owners. The Holder of this Note will be treated as the owner of this Note for all purposes.

6.Denominations; Transfers and Exchanges. All Notes will be in registered form, without coupons, in principal amounts equal to any Authorized Denominations. Subject to the terms of the Indenture, the Holder of this Note may transfer or exchange this Note by presenting it to the Registrar and delivering any required documentation or other materials.

7.Right of Holders to Require the Company to Repurchase Notes upon a Fundamental Change. Subject to the other terms of the Indenture, if a Fundamental Change occurs, then each Holder will have the right to require the Company to repurchase such Holder’s Notes (or any portion thereof in an Authorized Denomination) for cash in the manner, and subject to the terms, set forth in Section 5.02 of the Supplemental Indenture.

8.Right of the Holder to Redeem the Notes. Subject to the other terms of the Indenture, each of the Company and the Holder will have the right to redeem the Notes for cash in the manner, and subject to the terms, set forth in Section 5.03 of the Indenture.

9.Conversion. Each of the Company and the Holder will have the right to convert this Note into Conversion Consideration in the manner, and subject to the terms, set forth in Article 6 of the Supplemental Indenture.

10.When the Company May Merge, Etc. Article 7 of the Supplemental Indenture places limited restrictions on the Company’s ability to be a party to a Business Combination Event.

11.Defaults and Remedies. If an Event of Default occurs, then the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding may (and, in certain circumstances, will automatically) become due and payable in the manner, and subject to the terms, set forth in Article 8 of the Supplemental Indenture.

12.Amendments, Supplements and Waivers. The Company and the Trustee may amend or supplement the Indenture or the Notes or waive compliance with any provision of the Supplemental Indenture or the Notes in the manner, and subject to the terms, set forth in Article 9 of the Supplemental Indenture.

13.Collateral. The obligations of the Company under the Indenture and this Note are secured by the Collateral, as set forth in the Collateral Documents. The Collateral may be released in certain circumstances set forth in Section 9.01 of the Supplemental Indenture. From and after the date that the Secured Indenture is discharged and satisfied and the Secured Notes are no longer outstanding, the Notes shall no longer be secured by the Collateral (other than Liens securing any accounts with a Blocked DACA in effect).

14.No Personal Liability of Directors, Officers, Employees and Stockholders. No past, present or future director, officer, employee, incorporator or stockholder of the Company, as such, will have any liability for any obligations of the Company under the Indenture or the Notes or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting any Note, each Holder waives and releases all such liability. Such waiver and release are part of the consideration for the issuance of the Notes.

15.Authentication. No Note will be valid until it is authenticated by the Trustee. A Note will be deemed to be duly authenticated only when an authorized signatory of the Trustee (or a duly appointed authenticating agent) manually signs the certificate of authentication of such Note.

16.Abbreviations. Customary abbreviations may be used in the name of a Holder or its assignee, such as TEN COM (tenants in common), TEN ENT (tenants by the entireties), JT TEN (joint tenants with right of survivorship and not as tenants in common), CUST (custodian), and U/G/M/A (Uniform Gift to Minors Act).

17.Governing Law. THIS NOTE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS NOTE, WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

* * *

    To request a copy of the Indenture, which the Company will provide to any Holder at no charge, please send a written request to the following address:
Tellurian Inc.
1201 Louisiana Street, Suite 31000
Houston, TX 77002
Attention: Legal Department

ASSIGNMENT FORM

TELLURIAN INC.

6.00% Senior Secured Convertible Notes due 2025

Subject to the terms of the Indenture, the undersigned Holder of the within Note assigns to:
Name:

Address:

Social security or
tax identification
number:

the within Note and all rights thereunder irrevocably appoints:
as agent to transfer the within Note on the books of the Company. The agent may substitute another to act for him/her.

In connection with any transfer of the within Note, the undersigned Holder confirms that the within Note is being transferred in accordance with its terms:
CHECK ONE BOX BELOW
☐    to the Company;
☐    pursuant to an effective registration statement under the Securities Act of 1933;
☐    inside the United States to a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act of 1933;
☐    pursuant to the exemption from registration provided by Rule 144 under the Securities Act of 1933; or
☐     pursuant to any other exemption from registration under the Securities Act of 1933.
Unless one of the boxes is checked, the Registrar will refuse to register the within Note in the name of any person other than the registered holder thereof; provided, however, that the Registrar shall be entitled to require, prior to registering any such transfer of the within Note, such legal opinions, certifications and other information as the Company has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933, such as the exemption provided by Rule 144 under such Act.

Date:
(Legal Name of Holder)

By:
Name:
Title:

Signature Guaranteed:

Participant in a Recognized Signature
Guarantee Medallion Program

By:
Authorized Signatory